Exhibit 99.1

OKYO Pharma Limited Announces Withdrawal of Public Offering

LONDON and NEW YORK, July 31, 2023 — OKYO Pharma Limited (Nasdaq: OKYO) (“OKYO” or the “Company”), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease (DED) to address the significant unmet need in this multi-billion-dollar market, today announced the withdrawal of its proposed public offering of ordinary shares. The decision was made in response to changing market conditions and the Company’s commitment to prioritizing the best interests of its shareholders and stakeholders.

OKYO Pharma’s management, including CEO Gary Jacob, carefully evaluated the current financial landscape and concluded that it is in the best interest of the Company and its shareholders to withdraw the public offering at this time.

Gary Jacob, CEO of OKYO Pharma Limited, commented on the decision, saying, “After thorough consideration and in-depth analysis of market conditions, we have made the difficult but necessary decision to withdraw our public offering. Our primary focus remains on advancing our research and development initiatives to bring novel treatments to patients in need. We appreciate the continued support of our investors and stakeholders as we work towards achieving our mission of improving global healthcare.”

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a life sciences company, focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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